SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                            (Amendment No.  )*

                           National Gaming Corp.
______________________________________________________________________________
                               (Name of Issuer)

                             Common Capital Stock
______________________________________________________________________________
                        (Title of Class of Securities)

                                   636192106
______________________________________________________________________________
                                (CUSIP Number)

                              September 30, 1995
______________________________________________________________________________
            (Date of Event Which Requires Filing of this Statement)

Check the following box if a fee is being paid with this statement [x].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP No.:  48625010
______________________________________________________________________________

      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: The Kaufmann Fund, Inc. - TIN #13-2605091
______________________________________________________________________________

      2)     Check the Appropriate Box if a Member of a Group

             (a)   N/A

             (b)
______________________________________________________________________________

      3)     SEC Use Only _________________________________________________
_______________________________________________________________________________

      4)     Citizenship or Place of Organization:  Maryland
______________________________________________________________________________

Number of          (5) Sole Voting Power:  480,000
Shares Bene-       ____________________________________________________________
ficially           (6) Shared Voting Power:  N/A
Owned by           ____________________________________________________________
Each Report-       (7) Sole Dispositive Power:  480,000
ing Person         ____________________________________________________________
With               (8) Shared Dispositive Power:  N/A
______________________________________________________________________________

      9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
             480,000
______________________________________________________________________________

      10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares

______________________________________________________________________________

      11)    Percent of Class Represented by Amount in Row 9:  10.67%
______________________________________________________________________________

      12)    Type of Reporting Person (See Instructions):  IV
______________________________________________________________________________

                                  Item 1(a)

Name of Issuer:  National Gaming Corp.

                                   Item 1(b)

Address of Issuer's Principal Executive Offices: 339 Jefferson Road, Parsippany, NJ 07054

                                   Item 2(a)

Name of Person Filing:  The Kaufmann Fund, Inc.

                                   Item 2(b)

Address of Principal Business Office or, if none, Residence: 140 E. 45th Street, 43rd Floor, New York, NY 10017

                                   Item 2(c)

Citizenship:  United States

                                   Item 2(d)

Title of Class of Securities:  Common Capital Stock

                                   Item 2(e)

CUSIP Number:  636192106
                                    Item 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a)    [ ]   Broker of Dealer registered under Section 15 of the Act.
      (b)    [ ]   Bank as defined in section 3(a)(6) of the Act.
      (c)    [ ]   Insurance Company as defined in section 3(a)(19) of the Act.
      (d)    [X]   Investment Company registered under section 8 of the
                   Investment Company Act.
      (e)    [ ]   Investment Adviser registered under section 203 of the
                   Investment Advisers Act of 1940.
      (f)    [ ]   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                   1974 or Endowment Fund; see  Section
                   240.13d-1(b)(1)(ii)(F).

      (g)    [ ]   Parent Holding Company in accordance with Section
                   240.13d-1(b)(ii)(G) (Note:  See Item 7).
      (h)    [ ]   Group, in accordance with Section 240-13d-1(b)(1)(ii)(H).

                                    Item 4

Ownership.

      If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1
(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a)  Amount Beneficially Owned:  480,000

      (b)  Percent of Class:  10.67%

      (c)  Number of shares as to which such person has:

             (i)     sole power to vote or to direct the vote:  480,000

             (ii)    shared power to vote or to direct the vote:  N/A

             (iii)   sole power to dispose or to direct the disposition of:
                     480,000

             (iv)    shared power to dispose or to direct the disposition of:
                     N/A

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

                                    Item 5

Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                                    Item 6

Ownership of More than Five Percent on Behalf of Another Person.  N/A

                                    Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A

                                    Item 8

Identification and Classification of Members of the Group.  N/A

                                    Item 9

Notice of Dissolution of Group.  N/A

                                    Item 10

Certification.

      The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in an transaction having such purposes or effect.

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 1995
____________________________________
Date

/s/ Anthony W. Toogood
____________________________________
Signature

ANTHONY W. TOOGOOD
VICE PRESIDENT
____________________________________
Name/Title